Dan Sheldon Chief Financial Officer dan.sheldon@broadridge.com	Broadridge Financial Solutions, Inc. 1981 Marcus Avenue, Lake Success, NY 11042 516 472 5466 Direct 516 472 5014 Fax www.broadridge.com

June 22, 2012

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 12, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 8, 2012
File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated June 11, 2012 (the “June 2012 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Broadridge Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Form 10-Q”). For your convenience, we have repeated the comments as set forth in the June 2012 Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K and Form 10-Q.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2011 Compared to Fiscal Year 2010, page 34

1. We note in your response to prior comment 1 that closed sales represent anticipated revenues for new client contracts based on the client’s estimate of transaction volumes and activity levels given that your fees are largely based on these volumes and levels. Please provide more detail on your methodologies and assumptions relied upon for estimating closed sales, using specific contract examples where appropriate. In this regard, please explain how you calculate a client’s estimate of transaction volumes and activity levels upon signing an agreement. Since it appears that the terms of your contracts may vary, to provide us with meaningful illustrations of your methodology, please discuss at least one contract example for recurring revenue closed sales and at least one contract example for event-driven revenue closed sales. Please ensure that the contract examples you provide illustrate any differences in assumptions and methodology used in preparing these estimates for each of your segments.

RESPONSE:

The closed sales amount reported by the Company is determined by applying the price per unit of volume as stated in the particular services contract, multiplied by the estimated volume the client provides to Broadridge at the time of contract signing. To emphasize, the transaction volume estimates are provided by our clients and are usually based on their historical volume levels. The client provided volume estimates are not further adjusted by Broadridge. The Company utilizes the same methodology to estimate the amount of a recurring revenue closed sale and an event-driven revenue closed sale. The only distinction between a recurring revenue closed sale and an event-driven revenue closed sale is that a recurring revenue closed sale amount represents the estimated annual revenue of processing services for a multi-year contract, whereas an event-driven revenue closed sale is the estimated revenue for the processing of a single engagement. The methodology for calculating closed sales is the same for both of Broadridge’s segments.

Included in the fiscal year 2011 closed sales results were (1) Services Contract for Customer A, which is a recurring revenue closed sale made in January 2011, and (2) Services Contract for Customer B, which is an event-driven revenue closed sale made in November 2010.

Example 1 – Services Contract for Customer A:

Customer A provided Broadridge with the estimated volumes of 115,000 accounts per year. The customer’s estimate of the number of accounts based on its historical volumes was applied against the service fees in the contract. The relevant aspects of the contract’s fee structure provided that the customer would be charged an aggregate flat rate of $82,500 for the processing of the first 50,000 accounts, and a fee of $1.65 per account for the processing of each account thereafter. The closed sales amount for the services contract for Customer A was $189,750.

The illustrative computation of a recurring revenue closed sales amount is as follows:

	Client Estimate	Rates	Closed Sale Amount
0 - 50,000 Accounts	50,000	Flat	$82,500

> 50,000 Accounts	65,000	$1.65	$107,250

Total	115,000		$189,750

Example 2 – Services Contract for Customer B:

Event-driven activity, by definition, is highly repeatable but does not recur on a annual basis. Page 35 of the Form 10-K provides examples of types of event-driven activity such as mutual fund proxy services, mutual fund prospectus supplements, proxy contests and specials, and corporate actions. Broadridge’s processing services for event-driven activity is generally sold and subsequently delivered in a short timeframe. An event-driven revenue services contract typically provides the framework for the delivery to investors of various materials from an issuer of securities (e.g., mutual fund proxy statements, proxy contest materials, newsletters, and flyers). For the services contract for Customer B, we mailed a newsletter on behalf of the client. Householding refers to the process by which Broadridge mails one copy of the materials to stockholders who have the same address and last name, thereby reducing the number of mailings sent on behalf of the client. Based on the volume estimates provided by Customer B and the contract’s fee structure, the closed sales amount was $226,789.

The illustrative computation of an event-driven closed sales amount is as follows:

	Client Estimate	Contractual Rates	Closed Sale Amount
Registered shareholder accounts	81,471	$0.15	$12,221
Beneficial shareholder accounts	960,500	0.18	172,890

Total shareholder accounts	1,041,971
Estimate of Householding	25%

Total estimate of Householding	260,493	0.10	26,049

Total mailed pieces estimated by client	781,478	0.02	15,630

Total Closed Sale Amount			$226,789

2. Please explain your methodologies for estimating closed sales for any services that do not require a contract. We may have additional comments based on your response.

RESPONSE:

We could not identify any closed sales in the past three fiscal years that did not have a contract. Beginning with our Form 10-K for the fiscal year ended June 30, 2012, we will not include a reference with respect to closed sales that do not require a contract. In the past, the performance of certain event-driven services or other services that would be performed within one year did not require a contract. The amount of such a closed sale was estimated based on estimates of transactional activity provided by the client to Broadridge as described in the Company’s Response to Question 1 above.

3. In light of your disclosure that some variability of amounts reported as closed sales can result due to the inherent variability of transaction volumes and activity involved with your business, please tell us whether you track your estimates of closed sales against actual revenues achieved in subsequent periods.

RESPONSE:

Yes, the Company tracks actual revenue achieved for recurring revenue closed sales and event-driven revenue closed sales. The Company tracks actual revenue achieved during the first year that the sales contract is fully implemented and compares this to the Company’s closed sales amount. The current year closed sales amount is then adjusted for any difference between the prior year’s reported closed sales amount and the actual revenue achieved in the first year of the applicable contract. For example, if the Company signs a new contract with Customer A in fiscal year 2012 that is expected to generate $10 million of annual revenues, the Company will report that $10 million as part of closed sales for the 2012 fiscal year. In fiscal year 2013, if the contract with Customer A only generates $9 million of annual revenues once it is fully implemented, the closed sales amount reported for fiscal year 2013 will be reduced by $1 million. Therefore, if the closed sales amount for fiscal year 2013 is $100 million before adjustments for prior year closed sales, the amount of closed sales reported for fiscal year 2013 will be $99 million.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements, page 6

Note 7. Discontinued Operations, page 10

4.	Based on your disclosures in Note 7 on page 10, we note that you originally recorded your investment in Penson common stock at $14.6 million. After the impairment charge of $10.8 million during the nine months ended March 31, 2012 and noting your disclosure that you have a remaining investment of $1.6 million recorded in Other non-current assets on your balance sheet at March 31, 2012, please tell us where you have classified the approximately $2.2 million balance of your investment in Penson common stock.

RESPONSE:

The Company recorded the investment in Penson common stock at $12.4 million when the transaction closed in June 2010 and not $14.6 million. The $14.6 million figure represents the market value of the Penson common stock received by the Company as part of the consideration for the Company’s sale of its securities clearing contracts to Penson on the date the transaction closed (closing price of Penson’s common stock of $5.95 on June 25, 2010 multiplied by 2,455,627 shares received). The $2.2 million difference represents a fair value adjustment for transfer restrictions on the Penson common stock pursuant to the Asset Purchase Agreement, dated as of November 2, 2009, and the related Stockholder’s and Registration Rights Agreement, entered into on June 25, 2010, as a condition to the closing of the Company’s sale of its securities clearing contracts to Penson pursuant to the Asset Purchase Agreement.

5.	Please tell us where you recorded the $7 million provided to Penson in October 2011 as part of the amendment agreement.

RESPONSE:

The $7 million provided to Penson as part of the amendment agreement to the Outsourcing Services Agreement, entered into on October 11, 2011 (the “Amendment Agreement”), was capitalized and included in deferred client conversion and start-up costs, which are reflected in Other Non-Current Assets on the Company’s balance sheet as of March 31, 2012. The $7 million was provided in consideration of the additional services and other amendments contemplated by the Amendment Agreement, and to defray Penson’s costs associated with its conversion to Broadridge’s platform. The Amendment Agreement provides that to the extent that the additional services provide less than $8 million of annualized fees to Broadridge by July 1, 2013, that Penson would be obligated to pay Broadridge an amount equal to the shortfall of such fees below $7 million by August 1, 2013.

Note 8. Other Non-Current Assets, page 11

6.	You disclosed in Note 8 that you have capitalized $47.0 million of deferred client conversion and start-up costs related to your Outsources Services Agreement with Penson at March 31, 2012 which you concluded were not impaired. In light of your conclusion that a material charge for impairment will be taken on these costs as disclosed in the Form 8-K filed on June 6, 2012, please provide us with your analysis relied upon to support the assertion that the assets were not impaired as of March 31, 2012. As part of your response, please also include a timeline of facts of Penson’s financial difficulties and when you became aware of such facts along with the level of your involvement in matters relating to Penson.

RESPONSE:

As disclosed in the Form 10-Q, in reviewing the $47 million of deferred client conversion and start-up costs related to the Outsourcing Services Agreement with Penson (the “Deferred Costs”) for impairment as of March 31, 2012, the Company considered: (1) the terms and conditions of the Outsourcing Services Agreement, (2) Penson’s progress toward its stated financial improvement plan and the anticipated improvement to its overall financial condition, (3) the outlook for Penson’s business, and (4) the payment status of our trade account receivables with Penson. As of May 8, 2012, the date the Company filed the Form 10-Q, the Company was aware that Penson was considering strategic alternatives in the event the debt restructuring contemplated by the Restructuring Support Agreement, dated as of March 13, 2012 (the “RSA”), did not occur. Some of the potential strategic alternatives included Penson being acquired by a third party, or that Penson’s introducing broker client contracts would be assigned to a third party.

Given the financial difficulties facing Penson and the potential strategic transactions involving Penson’s U.S. and Canadian broker-dealer operations, the Company performed a probability weighted undiscounted cash flow analysis based on information that was available to the Company through the date of the filing of the Form 10-Q, which analysis is described in detail below, and concluded that the cash flows to be generated under the various scenarios examined were sufficient to recover the carrying value of the Deferred Costs.

There were several significant factors in the Company’s analysis of the recoverability of the Deferred Costs. One important factor was that the services schedules to the Outsourcing Services Agreement were entered into between the Company and Penson’s U.S. and Canadian broker-dealer subsidiaries, and that both of these entities had significant excess regulatory capital at the time Broadridge performed its analysis, which Broadridge expected would be sufficient to meet the obligations of the broker-dealer subsidiaries under these agreements. Another factor was that the Company did not believe that Penson’s regulators would allow the capital in the broker-dealer subsidiaries to be used to meet the financial obligations of Penson’s parent company, since a significant regulatory objective is to maintain an adequate capital base to ensure that customer assets are appropriately safeguarded.

In addition, another significant factor that led the Company to conclude that the Deferred Costs were not impaired as of March 31, 2012, was that the Company anticipated that it would be able to collect at least a portion of the early termination fees under the Outsourcing Services Agreement.

During the second half of May 2012, Penson’s regulators strongly encouraged Penson to find an expedient resolution that would avoid a SIPC liquidation of Penson’s broker-dealer subsidiary. The Chairmen of the SEC and FINRA both called Broadridge’s CEO on May 18, 2012, to strongly encourage Broadridge to work with Penson to enable it to consummate a transaction and to avoid a SIPC liquidation. Broadridge determined that participating in a transaction pursuant to which it would continue to provide services with respect to these assets was in Broadridge’s and its stockholders’ best interests.

The termination of the RSA on May 17, 2012, as a result of Penson’s failure to launch its debt exchange offer by May 14, 2012, combined with the eventual alternative transaction between Penson and PEAK6 Investments, L.P. (“PEAK6”) announced by Penson on May 31, 2012, and the related transactions described below that included the termination of the U.S. schedule to the Outsourcing Services Agreement on June 5, 2012, were the events that led to the conclusion that Broadridge would record a material charge for impairment of the Deferred Costs in the fourth quarter of fiscal year 2012, as reported in the Company’s Current Report on Form 8-K filed on June 6, 2012. On June 5, 2012, Penson and Broadridge entered into a Termination and Mutual Release Agreement (the “Termination Agreement”) pursuant to which the U.S. schedule to the Outsourcing Services Agreement was terminated. In addition, pursuant to the Termination Agreement, Broadridge agreed to limit the amount of its claim for damages against Penson arising from termination of the Outsourcing Services Agreement to $20 million and that such claim could only be asserted against Penson’s Canadian broker-dealer subsidiary, Penson Financial Services Canada, Inc. (“PFSC”).

Timeline:

In calendar year 2011, Broadridge became aware that Penson’s financial results were being negatively affected by the economic downturn, similar to the experience of Penson’s industry peers. However, Penson appeared to be executing on its publicly-announced strategic initiatives (e.g., sale of Penson UK, expansion of the Broadridge technology outsourcing services in partnership with IBM, combination of Penson Financial Services and Penson Futures, streamlining of operations, pay-down of debt, and maximization of value of Penson Australia) that were put in place to improve its financial condition and operating results.

In early March 2012, Broadridge was advised by Penson that it was negotiating with the holders of certain of Penson’s outstanding debt securities related to a restructuring of Penson’s debt. As a holder of a note receivable from Penson in the principal amount of $20.6 million (issued as part of the consideration for the sale of Broadridge’s securities clearing contracts to Penson in June 2010), and in its capacity as a significant service provider to Penson’s broker-dealer businesses under the Outsourcing Services Agreement, the Company was a party to the debt restructuring negotiations. These negotiations resulted in the execution of the RSA, which Penson publicly disclosed in a press release on March 13, 2012 and in a Current Report on Form 8-K filed on March 14, 2012 (subsequently amended), and which Broadridge publicly disclosed in a Current Report on Form 8-K filed on March 14, 2012.

Penson’s March 13th press release also included Penson’s earnings information for its quarterly period ended December 31, 2011. As noted in Penson’s press release, the debt restructuring was expected to “eliminate approximately $176 million of debt and $30 million of annual cash interest expense.” This was expected to significantly improve Penson’s financial position and results of operations. Other key information included in this press release, Penson’s earnings call held on March 13, 2012 and the accompanying earnings call webcast presentation, and Penson’s Annual Report on Form 10-K filed by Penson on March 15, 2012, was:

•

Penson’s fourth quarter loss from continuing operations was $185 million. Excluding non-cash items such as a goodwill impairment charge, all but $14 million of the loss was non-cash. The $14 million cash loss was higher than expected.

•

Penson had experienced declines in retail and high-frequency client trade volumes and net interest income as a result of low customer margin balances and reduced stock lending activity. Broadridge was aware that these factors had affected most other industry participants as well.

•

Penson continued to add new clients in its fourth quarter and at December 2011, had a signed pipeline of 38 new correspondents. Net new business was negative in the fourth quarter (5 new clients ($1.6 million revenue) and 12 lost clients ($2.4 million revenue)).

•

At December 2011, Penson’s U.S. broker-dealer had regulatory net capital of $143 million which was $116 million in excess of required levels. Penson’s U.S. broker-dealer maintained more than five times required regulatory capital. As the services schedules to the Outsourcing Services Agreement were entered into between the Company and Penson’s broker-dealer subsidiaries, the level of excess regulatory capital was a key indicator of the ability of Penson’s broker-dealer subsidiaries to meet their financial obligations under these agreements.

•

Penson expected to be as close as possible to breakeven on a cash basis in the second half of 2012 even in the then weak business environment as a result of the interest expense savings, as well as other expense reductions:

•

Penson’s CEO stated on the earnings call that Penson had two major goals. First, to get back to positive cash flow. And second, to get back in “the black” on a GAAP basis. Penson anticipated that the first goal would be achieved largely as a result of the exchange offer which was to be a part of the debt restructuring and the cost savings initiatives already completed or near completion. The CEO stated that the second goal would be harder to achieve, but believed that it was possible. He also stated that Penson would need to monetize its new correspondent pipeline, see some improvement in its stock lending revenues, and continue to be focused on cost containment.

•

Penson stated that it had in place a program targeting an additional $34 million in annualized savings, of which approximately $25 million would benefit continued operations. As of December 31, 2011, Penson stated that about $17 million in annualized savings were in place, of which $4.25 million were expected to benefit Penson beginning in the first quarter of 2012. The balance of the program, which represented an additional $2 million in quarterly savings, was expected to begin to benefit Penson in the second quarter with some of the final savings coming in the third quarter.

•

One of the strategic initiatives previously announced by Penson was the anticipated sale of PFSC, Penson’s Canadian broker-dealer subsidiary. The sale of PFSC was expected to provide a substantial increase in liquidity to help continue to fund Penson’s operations.

•

Penson received an unqualified audit opinion on their 2011 financial statements. AU Section 341 The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern states that the auditor should evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time. Therefore, the unqualified audit opinion indicated that Penson’s auditors (BDO USA, LLP) did not believe that there was substantial doubt about Penson’s ability to continue as a going concern for a reasonable period of time.

In March 2012, Broadridge became aware that Penson was contemplating strategic alternatives for its U.S. broker-dealer business. To the Company’s knowledge, nine parties had expressed some level of interest in Penson’s business. As a significant service provider to Penson’s broker-dealer businesses and at Penson’s request, Broadridge made itself available for discussions with these interested parties. Such discussions were limited to providing an overview of the services the Company was providing to Penson. At that time, Broadridge was not a party to any negotiations regarding Penson’s strategic alternatives other than the debt restructuring.

As of May 8, 2012, the date that Broadridge filed the Form 10-Q, Penson’s negotiations with potential acquirers were ongoing. At that point in time Broadridge believed that a transaction pursuant to which Penson would assign its U.S. and Canadian broker-dealer client contracts to an acquirer would be a possible alternative in the event that the debt restructuring contemplated by the RSA was not consummated. In connection with such alternative transaction, Broadridge anticipated entering into a services agreement with any such acquirer to provide services similar to those being provided to Penson under the Outsourcing Services Agreement, but at a lower rate than what was being charged to Penson. However, in this scenario Penson had agreed to pay Broadridge a termination fee, and take other actions that would allow Broadridge to recover the $47 million of Deferred Costs. The significant excess regulatory capital contained in Penson’s broker-dealer subsidiaries further supported Broadridge’s belief that it would recover these assets. This alternative is outlined in Scenario 3 below.

Through the date the Company filed the Form 10-Q, the Company tested the Penson-related capitalized Deferred Costs for impairment as of March 31, 2012. The Company assessed impairment on the capitalized Deferred Costs in accordance with ASC 360-10-35 Subsequent Measurement Impairment or Disposal of Long-Lived Assets. ASC 360-10-35-21 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The measurement of an impairment loss is determined in accordance with ASC 360-10-35-17 which states that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. As noted, the Company had $47 million of capitalized Deferred Costs as of March 31, 2012. The $47 million included $30 million related to Penson’s U.S. broker-dealer operations, $10 million related to Penson’s Canadian operations and $7 million provided to Penson’s U.S. broker-dealer in October 2011 in connection with the signing of the Amendment Agreement. The Company estimated the undiscounted cash flows expected to result from the use and eventual disposition of these assets by calculating the probability weighted average cash flows resulting from the scenarios described below. The Company compared these values to the carrying amount of the Deferred Costs, and assessed the sensitivity of these values to changes in the probability assigned to each scenario. Based on the facts and circumstances at the time, and consultations with Broadridge’s insolvency counsel, Broadridge management believed these to be the most likely scenarios as of May 8, 2012, the date the Company filed the Form 10-Q.

Scenario 1 – Penson Remains an Independent Company

The Company independently assessed the probability of Penson’s U.S. and Canadian operations remaining independent companies. The primary risk to recoverability under this scenario was that processing levels for the Outsourcing Services Agreement would likely erode due to client losses or a general decline in volumes to the point that Broadridge would have been unable to generate enough revenue to recover the Deferred Costs. The Company assessed this risk by reviewing various contract profitability and cash flow forecast scenarios and assigning probabilities to each based on the Company’s best estimates.

In the Company’s judgment, it was more likely that the Canadian and U.S. operations would be sold and, therefore, assigned a lower probability to this scenario.

Scenario 2 – Penson is Acquired

The Company independently assessed the probability of Penson’s U.S. and Canadian broker-dealer operations being acquired by a third party. The primary uncertainty under this scenario was whether: a) an acquirer would not take an assignment of the Outsourcing Services Agreement; or b) an acquirer would take an assignment of the Outsourcing Services Agreement and continue to operate under the Outsourcing Services Agreement without modification.

If either of Penson’s U.S. or Canadian operations was acquired, the acquirer would have had an option to take an assignment of the Outsourcing Services Agreement and, if so, all of the obligations associated with the respective operating unit thereunder would have been assumed by the acquirer. If the acquirer decided not to take an assignment of the Outsourcing Services Agreement, Broadridge would have had a claim against Penson’s broker-dealer subsidiaries under the Outsourcing Services Agreement for the early termination fees (approximately $87 million for the U.S. broker-dealer under the U.S. services schedule and approximately $20 million for the Canadian broker-dealer under the Canadian services schedule).

If the acquirer did take assignment of the Outsourcing Services Agreement and continued to operate under the Outsourcing Services Agreement, the early termination fees would not be payable as a result of the acquisition. Broadridge estimated the probability of each scenario and believed it was more likely that a third party acquirer would want to remain on the Broadridge platform (thus taking assignment of the Outsourcing Services Agreement) because the early termination fees and resulting conversion costs were significant.

Scenario 3 – Penson Client Contracts Assigned to a Third Party

As a potential alternative transaction in the event that the transactions contemplated by the RSA were not consummated, Penson was negotiating to assign its broker-dealer customer contracts to a third party at the time this impairment assessment was being performed. Under this scenario, it was assumed that Penson would pay Broadridge a portion of the early termination fees under the services schedules to the Outsourcing Services Agreement prior to the assignment of its customer contracts. This assignment would have resulted in Penson retaining minimal ongoing operations, and Broadridge believed that Penson would eventually be forced into an insolvency proceeding. Broadridge would have submitted a claim in bankruptcy for the remaining portion of the unpaid early termination fee.

Scenario 4 – Penson Bankruptcy

Under this scenario, it was anticipated that U.S. and Canadian securities regulators would intervene and appoint liquidating trustees for Penson’s U.S. and Canadian broker-dealers. In the Company’s judgment, the most likely scenarios were expected to be:

•	The trustees would find a third party broker-dealer to assume the U.S. and Canadian broker-dealer assets and the Outsourcing Services Agreement. This scenario is reflected in Scenario 2 above.

•

Broadridge and the trustees would negotiate terms for processing during the wind-down process as well as a settlement of the early termination fee. Any agreement reached in such a negotiation would have needed to receive court approval.

Based on the Company’s prior experience as well as legal advice, it was the Company’s understanding that the trustees would have had a right to assume or reject Broadridge’s U.S. contract in its entirety (i.e., including the early termination fees). Broadridge believed a similar scenario existed with respect to the Canadian services schedule. In addition, it was the Company’s understanding that the trustees’ primary objectives would have been the protection and safeguarding of customer assets, and a smooth, orderly and well controlled liquidation of the broker-dealers. The performance by Broadridge of its back-office securities processing services provided under the Outsourcing Services Agreement would have been essential for these objectives to be realized, and also would have benefited all other Penson creditors by maximizing distributions from the liquidating entities. Broadridge expected that it would have received payment for the services it would have performed during any wind-down of Penson. Broadridge also expected that it would have had a strong negotiating position with the trustees to receive a significant portion of the early termination fees under the Outsourcing Services Agreement for at least two reasons. First, because Broadridge could not be compelled to provide services to the trustees beyond the terms of the Outsourcing Services Agreement and because additional services were likely to be required, Broadridge expected that it could have successfully negotiated for a substantial payment of its termination fees in connection with the discussion regarding such additional services. Second, because the Penson entity that was obligated to pay early termination fees under the U.S. schedule to the Outsourcing Services Agreement was Penson’s U.S. broker-dealer, which at the time held excess regulatory capital of $116 million, Broadridge anticipated there would be sufficient funds to satisfy most, if not all, of any remaining early termination fees. Therefore, the Company reasonably believed it would recover early termination fees in an amount sufficient to offset the Deferred Costs and assigned probabilities to various realization rates based on its best estimate.

The Company used its best estimate to calculate the probability-weighted undiscounted cash flow based on the scenarios discussed above, and compared these amounts to the carrying value of the Deferred Costs as of March 31, 2012. The Company’s best estimate indicated that the cash flows were sufficient to recover the carrying value of the Deferred Costs. The Company also stress-tested various combinations of probabilities for each scenario to assess the sensitivity of the undiscounted cash flow to changes in probability. The Company concluded that the cash flows to be generated, even taking into consideration various probability combinations, were sufficient to recover the carrying value of the Deferred Costs. These assets were, therefore, not considered to be impaired at March 31, 2012. Broadridge reviewed this decision with the Audit Committee of the Company’s Board of Directors as part its normal practice of reviewing all significant accounting estimates and judgments with the Audit Committee prior to the filing of the Form 10-Q.

As discussed above, on May 17, 2012, the RSA terminated in accordance with its terms because Penson did not launch the proposed exchange offer by May 14, 2012 as contemplated under the RSA. Also, the discussions related to the potential alternative transaction outlined in Scenario 3 above ended later in May without the parties reaching an agreement. However, Penson then entered into discussions with PEAK6 to create Apex Clearing Holdings LLC (“Apex”) to provide clearing and related services to Penson’s U.S. securities correspondents. The transaction with PEAK6 was announced by Penson on May 31, 2012. As part of the PEAK6 transaction, substantially all of the regulatory capital of Penson’s U.S. broker-dealer subsidiary was transferred to Apex’s broker-dealer subsidiary. On June 5, 2012, Broadridge entered into a ten-year master services agreement with Apex (the “Apex MSA”) pursuant to which Broadridge will perform outsourcing services for Apex consistent with the securities processing and back-office support services it previously performed for Penson. However, the Apex MSA’s terms and conditions, and pricing are significantly different than those contained in the Outsourcing Services Agreement, and it was therefore considered to be a new services agreement and not a continuation of services that were being performed under the Outsourcing Services Agreement. In addition, the transfer of substantially all of the regulatory capital from Penson’s U.S. broker-dealer subsidiary to another legal entity was another factor that had not been anticipated by the Company when it performed its analysis of the recoverability of the Deferred Costs.

As a result of these transactions, on June 5, 2012, Broadridge and Penson entered into the Termination Agreement, which among other things, terminated the U.S. schedule to the Outsourcing Services Agreement. The Termination Agreement also provides for the cancellation of termination fees otherwise owed by Penson to Broadridge under the U.S. schedule to the Outsourcing Services Agreement (but preserves Broadridge’s early termination fee claims against PFSC in the amount of $20 million).

As a result of the termination of the U.S. schedule to the Outsourcing Services Agreement, Broadridge determined that a material charge for impairment in the range of $38 million to $48 million would be taken on the Deferred Costs, as disclosed in the Company’s Current Report on Form 8-K filed on June 6, 2012.

Please feel free to contact me at 516-472-5466 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Dan Sheldon

Dan Sheldon
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

Sondra Snyder

Jason Niethamer

Broadridge Financial Solutions, Inc.

Richard J. Daly, Chief Executive Officer

Adam D. Amsterdam, Vice President, General Counsel and Secretary